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                                                Filed pursuant to Rule 424(b)(3)
                                                           File Number 333-96739

Prospectus Supplement No. 1

                              Antares Pharma, Inc.

                        3,555,556 Shares of Common Stock

         This prospectus supplement supplements the prospectus dated October 10, 2002 of Antares Pharma, Inc. relating to the sale by certain of our shareholders (including their pledgees, donees, assignees, transferees, successors and others who later hold any of the shareholders' interests) of the shares of our common stock issuable upon conversion of our 10% Secured Convertible Debentures. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus.

                                  RECENT EVENTS

         On February 7, 2003, we completed a restructuring of our outstanding 10% Secured Convertible Debentures. As part of this restructuring, Xmark Fund, LP and Xmark Fund, Ltd. loaned us $621,024.92, which we used to repurchase the aggregate outstanding principal amount of such debentures previously sold to AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and OTATO Limited Partnership, including accrued interest and a repurchase premium. As a result, the 10% debentures previously issued to each of the AJW entities and OTATO no longer remain outstanding.

         Additionally, in exchange for the surrender by Xmark Fund, LP, Xmark Fund, Ltd. and SDS Merchant Fund, LP of their 10% debentures, we also issued to each of them our Amended and Restated 8% Senior Secured Convertible Debentures in the aggregate principal amount of $992,230.37. The 8% debentures contain substantially the same terms as the 10% debentures, except that they include a fixed conversion price of $.50 per share and accrue interest at a rate of 8% per annum. As a result of our repurchase and exchange of the 10% debentures and our issuance of the 8% debentures, we are amending the Selling Shareholder information in the prospectus.

         We also issued 8% Senior Secured Convertible Debentures to the Xmark funds in exchange for the cancellation by the funds of the promissory note we issued to them in connection with the money they loaned us to repurchase the 10% debentures referred to above. These debentures contain identical terms to the 8% debentures referred to above. Finally, in connection with these transactions, we issued warrants to purchase an aggregate of 2,932,500 shares of our common stock to the Xmark funds and SDS. We intend to separately register the shares of our common stock issuable upon conversion of the new 8% debentures and exercise of the warrants.

         We previously registered for resale an aggregate of 3,555,556 shares of our common stock issuable upon conversion of the 10% debentures. Prior to the restructuring transaction discussed above, the holders of the debentures converted a portion of the principal amount thereof into 1,646,116 shares of our common stock, of which 1,574,305 shares were sold pursuant to the prospectus. Thus, the number of registered shares remaining for resale under the original prospectus is 1,981,251.

         The information contained in the prospectus under the heading, "Selling Shareholders," is hereby amended as follows:

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                              SELLING SHAREHOLDERS

         Based on information provided by the selling shareholders, the following table lists the selling shareholders and other information regarding their beneficial ownership of shares of our common stock. The following table sets forth (i) the number of shares of common stock beneficially owned by each selling shareholder at February 18, 2003, assuming conversion of all of the 8% debentures owned by each selling shareholder; (ii) the number of shares of common stock to be offered for resale by each selling shareholder; and (iii) the number and percentage of outstanding shares of common stock to be held by each selling shareholder after the completion of the offering (assumes the sale of all shares offered pursuant to the prospectus and this prospectus supplement).

                                     Number of shares of                                Shares Owned after
                                         Common Stock         Number of shares       Completion of Offering (1)
                                    beneficially owned at     of Common Stock to   -------------------------------
Name                                February 18, 2003 (1)      be Offered (1)          Number        Percentage
----                                ---------------------      --------------          ------        ----------
OTATO Limited Partnership (2)                 64,001                 64,001               0              0%
Xmark Fund, LP (3)                           236,399                236,399               0              0%
Xmark Fund, Ltd. (4)                         776,886                776,886               0              0%
SDS Merchant Fund, LP (5)                    903,965                903,965               0              0%

                                           1,981,251              1,981,251               0              0%

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(1)      Beneficial ownership is determined in accordance with the rules of the
         Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each entity named in the table has sole voting and investment power, exercised by the individuals indicated in the following footnotes, with respect to all shares of stock listed as owned by such entity.

(2) OTATO Limited Partnership is a limited partnership for which OTA Grand Cayman, Inc., a Delaware corporation, is the general partner. By reason of such relationship, OTA Grand Cayman, Inc. may be deemed to share voting the dispositive power over the shares of common stock beneficially owned by OTATO Limited Partnership. As of August 1, 2002, Messrs. Frederick Berdon and Paul Masters, registered representatives of a registered broker-dealer at which OTATO Limited Partnership maintains a brokerage account, have discretionary authority to trade the shares included in the table. By reason of such discretionary authority, these individuals may be deemed to share dispositive power over the shares of stock beneficially owned by OTATO Limited Partnership. The number of shares listed for OTATO Limited Partnership represents shares issued to OTATO upon its conversion of a portion of the 10% debentures prior to our repurchase of the 10% debentures.

(3) Xmark Fund, L.P., a Delaware limited partnership, is a private investment fund that is owned by its investors and managed by its general partner, Brown Simpson Capital, L.L.C., a Delaware limited liability company. Brown Simpson Capital, L.L.C., of which Mitchell D. Kaye is the managing member, has voting and investment control over the shares owned by Xmark Fund, L.P. The number of shares listed for Xmark Fund, L.P. represents shares issuable to Xmark Fund, L.P. upon conversion of the 8% debentures.

(4) Xmark Fund, Ltd., a Cayman Islands corporation, is a private investment fund that is owned by its investors and managed by Brown Simpson Asset Management, LLC, a Delaware limited liability company. Brown Simpson Asset Management, LLC, of which Mitchell D. Kaye is the managing member, has voting and investment control over the shares owned by Xmark Fund, Ltd. The number of shares listed for Xmark Fund, Ltd. represents shares issuable to Xmark Fund, Ltd. upon conversion of the 8% debentures.


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(5)      SDS Merchant Fund, L.P. is a limited partnership of which SDS Capital
         Partners, LLC is the general partner. Steve Darby is the managing member of SDS Capital Partners, LLC, and exercises voting and investment control over the shares owned by SDS Merchant Fund, L.P. The number of shares listed for SDS Merchant Fund, L.P. represents 7,810 shares issued to SDS upon its conversion of a portion of the 10% debentures prior to its surrender of the 10% debentures, and 896,155 shares issuable to SDS upon conversion of the 8% debentures.


         The information contained in the prospectus under the heading, "Certain Information About the Selling Shareholders," is hereby amended as follows:

               CERTAIN INFORMATION ABOUT THE SELLING SHAREHOLDERS

         The number of shares set forth in the table for the selling shareholders represents the number of shares of our common stock issuable upon conversion of the 8% debentures, assuming a $.50 per share conversion price. In addition, the actual number of shares of common stock offered in this prospectus supplement, and included in the registration statement of which the prospectus was originally a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the 8% debentures by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended.


         Under the terms of the 8% debentures, the 8% debentures are convertible by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of debentures) would not exceed 9.99% of the then outstanding common stock as determined in accordance with
Section 13(d) of the Exchange Act.

         Investing in the shares of common stock involves risks that are described in the "Risk Factors" section beginning on page 2 of the prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.






          The date of this prospectus supplement is February 18, 2003.


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